UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

TCG Holdings, L.L.C.

c/o The Carlyle Group

Attention: Jeffrey W. Ferguson

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

Copy to:

Daniel T. Lennon, Esq. &

David S. Dantzic, Esq.

Latham & Watkins LLP

555 Eleventh Street NW

Suite 1000

Washington, DC 20004-1304

(202) 637-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TCG Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,402,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,402,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,402,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based on (a) 413,873,148 shares of common stock, par value $0.01 per share (“Shares”) of Hertz Global Holdings, Inc., a Delaware corporation (“Hertz Holdings,” or the “Issuer”) as of February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TC Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,402,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,402,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,402,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TC Group IV Managing GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,402,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,402,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,402,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TC Group IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,402,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,402,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,402,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS Carlyle Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,523,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,523,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,523,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CP IV Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,878,946
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,878,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,946
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS DBD Cayman Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,899,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,899,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS DBD Cayman Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,899,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,899,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,899,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,899,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,899,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,899,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CEP II Managing GP Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,899,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,899,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON 00 (Cayman Islands Limited Company)

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CEP II Managing GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Alberta Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,899,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,899,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CEP II U.S. Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,677,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,677,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,677,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS Carlyle Europe Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,636
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,636
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,636
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1	NAMES OF REPORTING PERSONS CEP II Participations S.à r.l. SICAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,636
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,636
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,636
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON OO (Luxembourg Limited Liability Company)

(1)	Based on 413,873,148 Shares outstanding on February 28, 2011.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009 (the “Statement”), as follows:

ITEM 2.	Identity and Background

Item 2 of the Statement is amended by inserting the following information:

DBD Cayman Holdings, Ltd., a Cayman Islands exempted company, c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands. The telephone number is +1 345-949-0100.

DBD Cayman Holdings, Ltd. has investment discretion and dispositive power over the shares of Hertz Holdings’ common stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the sole general partner of TCG Holdings Cayman II, L.P., which is the sole general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of CEP II Managing GP Holdings, Ltd., which is the sole general partner of CEP II Managing GP, L.P., which is the general partner of each of CEP II U.S. Investments, L.P. and Carlyle Europe Partners II, L.P., which is the sole shareholder of CEP II Participations S.à r.l. SICAR. DBD Cayman Holdings, Ltd. is controlled by its ordinary members, William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein and all action relating to the investment and disposition of the shares of Hertz Holdings’ common stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. requires their approval. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein may be deemed to share beneficial ownership over the shares shown as beneficially owned by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. Such persons disclaim beneficial ownership of these shares.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On March 31, 2011, Carlyle Partners IV, L.P. sold 14,552,261 Shares, CP IV Coinvestment, L.P. sold 587,717 Shares, CEP II Participations S.à r.l. SICAR sold 69,639 Shares and CEP II U.S. Investments, L.P. sold 1,775,740 Shares, in each case to Goldman, Sachs & Co. (“GS”) at a price of $15.63 per Share, in a registered offering (the “Secondary Offering”) pursuant to an Underwriting Agreement, dated as of March 28, 2011 (the “Underwriting Agreement”), by and among the CD&R Hertz Funds (as defined in the Statement), the Carlyle Hertz Funds (as defined in the Statement), the Merrill Lynch Hertz Funds (as defined in the Statement), CMC-Hertz Partners, L.P. and GS.

Under the Underwriting Agreement, CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. have agreed with GS, subject to certain exceptions, not to dispose of or hedge any Shares or securities convertible into or exchangeable for Shares during the period from March 28, 2011 continuing through and including the date 45 days after March 28, 2011, except with the prior written consent of GS (such period, the “restricted period”). The restricted period will be automatically extended if: (1) during the last 17 days of the restricted period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the restricted period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7 hereto and is incorporated herein by reference.

As of the closing of the Secondary Offering, CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Partners, L.P. ceased to own at least 50% of the Shares then outstanding in the aggregate and the Issuer ceased to be a “controlled company” within the meaning of the rules of the New York Stock Exchange (“NYSE”). In connection therewith, the board of directors of the Issuer and of The Hertz Corporation, the Issuer’s wholly-owned subsidiary, amended the Issuer’s and The Hertz Corporation’s by-laws to reflect the creation of the new Compensation, Nominating and Governance Committee in order to be compliant with applicable NYSE independence and governance requirements and created and adopted a charter for a new compensation, nominating and governance committee of each of the Issuer and The Hertz Corporation to replace their respective existing compensation committees.

Except as described in this Item 4 and Item 6 of this Schedule 13D which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) – (b)

As of the date hereof (and after giving effect to the sale of the Shares in the Secondary Offering), each of the Reporting Persons beneficially owns the number and percentage of Shares then issued and outstanding listed opposite its name:

Reporting Person(a)	Amount beneficially owned	Percent of class(b)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
TCG Holdings, L.L.C.	48,402,867	11.70%	0	48,402,867	0	48,402,867

TC Group, L.L.C.	48,402,867	11.70%	0	48,402,867	0	48,402,867

TC Group IV Managing GP, L.L.C.	48,402,867	11.70%	0	48,402,867	0	48,402,867

TC Group IV, L.P.	48,402,867	11.70%	0	48,402,867	0	48,402,867

Carlyle Partners IV, L.P.	46,523,921	11.24%	0	46,523,921	0	46,523,921

CP IV Coinvestment, L.P.	1,878,946	0.45%	0	1,878,946	0	1,878,946

DBD Cayman Holdings Ltd.	5,899,719	1.43%	0	5,899,719	0	5,899,719

DBD Cayman Ltd.	5,899,719	1.43%	0	5,899,719	0	5,899,719

TCG Holdings Cayman II, L.P.	5,899,719	1.43%	0	5,899,719	0	5,899,719

TC Group Cayman Investment Holdings, L.P.	5,899,719	1.43%	0	5,899,719	0	5,899,719

CEP II Managing GP Holdings, Ltd.	5,899,719	1.43%	0	5,899,719	0	5,899,719

CEP II Managing GP, L.P.	5,899,719	1.43%	0	5,899,719	0	5,899,719

CEP II U.S. Investments, L.P.	5,677,083	1.37%	0	5,677,083	0	5,677,083

Carlyle Europe Partners II, L.P.	222,636	0.05%	0	222,636	0	222,636

CEP II Participations S.à r.l. SICAR	222,636	0.05%	0	222,636	0	222,636

(a)	As noted in “Item 2. Identity and Background,” the CD&R Hertz Funds and the Merrill Lynch Hertz Funds are not included as Reporting Persons in this Schedule 13D, and the Carlyle Hertz Funds expressly disclaim beneficial ownership of all Shares held by such funds. As such, this table excludes: (i) 24,587,427 Shares held by ML Global Private Equity Fund, L.P.; (ii) 2,949,860 Shares held by Merrill Lynch Ventures L.P. 2001; (iii) 2,362,247 Shares held by ML Hertz Co-Investor, L.P.; (iv) 44,467,854 Shares held by Clayton Dubilier & Rice Fund VII, L.P.; (v) 16,236,028 Shares held by CDR CCMG Co-Investor L.P.; (vi) 301,834 Shares held by CD&R Parallel Fund VII, L.P.; and (vii) 14,749,298 Shares held by CMC-Hertz Partners, L.P., in each case after giving effect to the sale of Shares in the Secondary Offering. This table also excludes the 20,752 Shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is associated with the Merrill Lynch Hertz Funds and 59,251 Shares and 46,700 currently exercisable options to purchase Shares issued to certain entities associated with MLGPE, as assignee of compensation payable to the Merrill Sponsor Nominees under Hertz Holdings’ Director Compensation Policy, which shares may be deemed to be beneficially owned by ML Global Private Equity Fund, L.P.

(b)	Based on 413,873,148 Shares outstanding on February 28, 2011.

Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. are the record owners of 46,523,921 Shares and 1,878,946 Shares, respectively. Investment discretion and control over the Shares held by Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, TC Group IV, L.P., which is the sole general partner of each of the Carlyle Funds. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group IV Managing GP, L.L.C. TC Group IV Managing GP, L.L.C is the sole general partner of TC Group IV, L.P. TCG Holdings, L.L.C. is managed by a three person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. are the record owners of 222,636 Shares Common Stock and 5,677,083 Shares, respectively. CEP II Managing GP, L.P. is the general partner of CEP II U.S. Investments, L.P. and Carlyle Europe Partners II, L.P., which is in turn the sole shareholder of CEP II Participations S.à r.l. SICAR. CEP II Managing GP Holdings, Ltd. is the sole general partner of CEP II Managing GP, L.P. TC Group Cayman Investment Holdings, L.P. is the sole shareholder of CEP II Managing GP Holdings, Ltd. TCG Holdings Cayman II, L.P. is the sole general partner of TC Group Cayman Investment Holdings, L.P. and DBD Cayman Ltd. is the sole general partner of TCG Holdings Cayman II, L.P. DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd. Accordingly, each of CEP II Managing GP, L.P., CEP II Managing GP Holdings, Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman Ltd. and DBD Cayman Holdings, Ltd. may be deemed to be beneficial owners of the Common Stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P.

DBD Cayman Holdings, Ltd. has investment discretion and dispositive power over the shares of Hertz Holdings’ common stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the sole general partner of TCG Holdings Cayman II, L.P., which is the sole general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of CEP II Managing GP Holdings, Ltd., which is the sole general partner of CEP II Managing GP, L.P., which is the general partner of each of CEP II U.S. Investments, L.P. and Carlyle Europe

Partners II, L.P., which is the sole shareholder of CEP II Participations S.à r.l. SICAR. DBD Cayman Holdings, Ltd. is controlled by its ordinary members, William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein and all action relating to the investment and disposition of the shares of Hertz Holdings’ common stock held by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. requires their approval. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein may be deemed to share beneficial ownership over the shares shown as beneficially owned by CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. Such persons disclaim beneficial ownership of these shares.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated April 4, 2011, by and among the Reporting Persons

7	Underwriting Agreement, dated as of March 28, 2011, by and among Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P., CEP II Participations S.á r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., CMC-Hertz Partners, L.P. and Goldman, Sachs & Co., Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K filed by the Issuer on April 1, 2011).

24	Power of Attorney

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2011

TCG Holdings, L.L.C.

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Managing Director

TC Group, L.L.C.

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Managing Director

TC Group IV Managing GP, L.L.C.

By: TC Group, L.L.C., as its Managing Member

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Managing Director

TC Group IV, L.P.

By: TC Group IV Managing GP, L.L.C., as its Managing Member

By: TC Group, L.L.C., as its Managing Member

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle Partners IV, L.P.

By: TC Group IV, L.P., as its General Partner

By: TC Group IV Managing GP, L.L.C., as its General Partner

By: TC Group, L.L.C., as its Managing Member

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Managing Director

CP IV Coinvestment, L.P.

By: TC Group IV, L.P., as its General Partner

By: TC Group IV Managing GP, L.L.C., as its General Partner

By: TC Group, L.L.C., as its Managing Member

By: TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Managing Director

DBD Cayman Holdings Ltd.

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

DBD Cayman Ltd.

By: DBD Cayman Holdings Ltd., as its sole shareholder

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TCG Holdings Cayman II, L.P.

By: DBD Cayman Ltd., as its General Partner

By: DBD Cayman Holdings Ltd., as its sole shareholder

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TC Group Cayman Investment Holdings, L.P.

By: TCG Holdings Cayman II, L.P., as its General Partner

By: DBD Cayman Ltd., as its General Partner

By: DBD Cayman Holdings Ltd., as its sole shareholder

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CEP II Managing GP Holdings, Ltd.

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Director

CEP II Managing GP, L.P.

By: CEP II Managing GP Holdings, Ltd., as its General Partner

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Director

CEP II U.S. Investments, L.P.

By: CEP II Managing GP, L.P.,
as its General Partner

By: CEP II Managing GP Holdings, Ltd.,
as its General Partner

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Director

Carlyle Europe Partners II, L.P.

By: CEP II Managing GP, L.P.,
as its General Partner

By: CEP II Managing GP Holdings, Ltd.,
as its General Partner

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Director

CEP II Participations S.à r.l. SICAR

By: CEP II Managing GP Holdings, Ltd.,
as its Manager

By:	/s/ R. Rainey Hoffman as attorney-in-fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Director